

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 9, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 0.300% Medium-Term Notes, Series A, due July 7, 2028 of AMERICAN HONDA FINANCE CORPORATION under the Exchange Act of 1934.

Sincerely,

Ben Sawyr